                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                  FORM 12b-25



                          NOTIFICATION OF LATE FILING


(Check One):  [ ] Form 10-K or Form 10-KSB    [ ] Form 20-F     [ ] Form 11-K

              [X] Form 10-Q or Form 10-QSB    [ ] Form N-SAR


For Year Ended:                         May 30, 1998
                ---------------------------------------------------------------

          [ ] Transition Report on Form 10-K or 10-KSB
          [ ] Transition Report on Form 20-F

          [ ] Transition Report on Form 11-K

          [ ] Transition Report on Form 10-Q or 10-QSB
          [ ] Transition Report on Form N-SAR



For the Transition Period Ended:
                                -----------------------------------------------

[ Read Instruction (on back page) Before Preparing Form.  Please Print or Type ]
  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:






PART I - REGISTRANT INFORMATION



          Metro Global Media, Inc.
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Full Name of Registrant


          Not Applicable
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Form Name if Applicable


          1060 Park Avenue
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Address of Principal Executive Office (Street and Number)


          Cranston, Rhode Island 02910
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City, State and Zip Code
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PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)


[X] (a) The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-258 has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20F, 11-K, 10-Q or 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period

On January 14, 1999, the Company received a comment letter from the SEC which comments impact upon the first and second quarter reports as filed on Form 10-QSB. Additional time is needed to address the comments and determine the impact, if any, on the Company's Form 10-QSB for the quarter ended February 27, 1999.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:



      Janet M. Hoey               401                     461-2200
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         (Name)                (Area Code)          (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
    no, identify report(s).                                    [X] Yes    [ ] No



(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                               [ ] Yes    [X] No


    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                           Metro Global Media, Inc.
                       --------------------------------
                 (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:                                By:
     ------------------------------     ---------------------------------
                                        Janet Hoey
                                        Treasurer